Filed Pursuant to Rule 424(b)(3)

Registration No. 333-128387

PROSPECTUS SUPPLEMENT

$350,000,000

INVITROGEN CORPORATION

3.25% Convertible Senior Notes due 2025

3,562,300 Shares of Common Stock Issuable on Conversion of the Notes

This prospectus supplement (“Prospectus Supplement”) supplements our prospectus dated September 19, 2005 contained in our Amendment No. 1 to registration statement on Form S-3 filed the same date, as amended by a prospectus supplement dated December 1, 2005 (collectively, the “Prospectus”), and relates to our 3.25% Convertible Senior Notes due 2025, which are held by certain security holders who may offer for sale the notes and shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

This Prospectus Supplement should be read in conjunction with the Prospectus and this Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Capitalized Terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 29, 2006.

REVISED INFORMATION REGARDING

SELLING SECURITY HOLDERS

The notes offered by this Prospectus Supplement were issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling security holders (including the initial purchasers’ transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to the Prospectus any or all of the notes and common stock issued upon conversion of the notes.

The Selling Security Holders table, as set forth in the Prospectus, is hereby amended by the addition or revisions set forth in the table below (the “Amended Table”), including changes in the selling security holders and in the selling security holders’ principal amounts of notes. The Amended Table sets forth information, as of March     , 2006, with respect to the selling security holders and the respective principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to the Prospectus, as amended by this Prospectus Supplement. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. We have included information in this Prospectus Supplement regarding the selling security holders based solely upon information that the selling security holders have provided to us in writing pursuant to a registration rights agreement dated June 20, 2005. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the convertible notes pursuant to the Prospectus, no estimate can be given as to the amount of the notes or the common stock issuable upon conversion of the notes that the selling security holders will hold upon termination of any such sales. The number of shares indicated to be owned after the offering is based on information provided to us by the selling security holder. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

Selling Security Holder (1)	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Number of Shares of Common Stock
		Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
Delaware PERS	766,000	7,796	7,796	0

Government of Singapore Investment Corporation Pte Ltd	10,600,000	345,795	107,886	237,909

McMahan Securities Co., L.P. (4)	225,000	2,290	2,290	0

(1)	Information concerning the selling security holders may change from time to time and any such changed information will be set forth in prospectus supplements or post effective amendments if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes offered hereby may increase or decrease.
(2)	Includes the theoretical maximum number of shares of common stock which may be issued upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $98.2511, which equals a conversion rate of 10.1780 shares per $1,000 principal amount of the notes. Fractional shares will not be issued upon conversion of the notes; cash will be paid instead of fractional shares, if any.

(3)	This selling security holder is an affiliate of a registered broker-dealer. This selling security holder purchased the securities in the ordinary course of business with the expectation of reselling the securities. This selling security holder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.
(4)	This selling security holder is a registered broker-dealer that acquired its securities for investment purposes and, accordingly, may be deemed to be an underwriter. Please see the discussion under “Plan of Distribution” for the required disclosure regarding broker-dealers.

From time to time, if required, information concerning other selling security holders will be set forth in prospectus supplements or post effective amendments to the Form S-3 registration statement of which this prospectus constitutes a part. Other than as indicated, the above table assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

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